January 8, 2016

US Securities and Exchange Commission

Mail Stop 4631

Washington, D.C. 20549

Attn.:	Craig Slivka, Special Counsel
for Pamela Long, Assistant Director, Office of Manufacturing and Construction

Re:	Ecology and Environment, Inc.
Form PRE 14A
Filed December 23, 2015
File No. 1-09065

Dear Mr. Slivka:

On behalf of Ecology and Environment, Inc. (the “Company”) I acknowledge receipt via e-mail of the US Securities and Exchange Commission’s (the “Commission”) comment letter dated January 5, 2015 (the “January 5th Letter”) addressed to the undersigned in response to the Company’s Preliminary Proxy Statement referenced above that was filed with the Commission via the EDGAR system on December 23, 2015 (hereinafter referred to as the “Prelininary Proxy Statement”). With respect to each of the separate comments contained in the January 5th Letter, the Company has the following responses:

SEC COMMENT #1:

General

1.	SEC COMMENT: We note that Proposal 2 concerns a material matter— the changing of your current bylaws so that directors can only be removed by cause by a majority vote of both Class A and Class B shareholders—that should be unbundled from the rest of the proposal. Please revise your proxy statement to present this matter as a separate proposal. See Exchange Act Rule 14a-4(a)(3). For further guidance, see Proxy Rules and Schedule 14A CD&I 101.02.

RESPONSE TO COMMENT: Article V, Section 2 of the Current Bylaws allows a director to be removed either by: (a) a vote of shareholders, with or without cause by the shareholders at a meeting called for that purpose or (b) by the action of the directors, for cause, at a meeting of directors called for that purpose. The Proposed Bylaws change Article V, Section 2, by making the following changes: (x) moving the subject matter to

Article IV, Section 2 of the Proposed Bylaws; (y) eliminating the ability of the Directors to remove a director for cause; and (z) allowing directors to be removed, with or without cause, by the majority vote of the respective class of Shareholders at an annual or special meeting called for that purpose. This Proposed Bylaws revision, now included in Article IV, Section 2 of the Proposed Bylaws, is in conformance with NY Business Corporation Law Section 706 (c) (2) (copy attached for your convenience). The Company does not believe that this change to its Bylaws, reflected in the Proposed Bylaws, is a material change that should be unbundled from the rest of the Proposal 2, but in order to address the Commission’s Comment #1, the Company in the next version of the Preliminary Proxy Statement (filed simultaneously with the delivery of this letter and available for review via EDGAR and hereinafter referred to as “the Revised Preliminary Proxy Statement”) will include the following changes:

1.	Sub item (vii) will be deleted from Other Amendments (on page 17 of the Preliminary Proxy Statement);

2.	A new Proposal 3 will be created and existing Proposals 3 and 4 will be renumbered as Proposals 4 and 5, respectively. New Proposal 3 will be a separate proposal to amend the Current Bylaws with respect to just Article V, Section 2 that will (a) eliminate the ability of the Directors to remove a director for cause; and (b) allow the removal of directors, with or without cause, by the majority vote of the respective class of Shareholders at an annual or special meeting called for that purpose. New Proposal 3 will also include: (i) a narrative as to why this amendment is being proposed by the Board of Directors; (ii) a sub section entitled Effectiveness of the Amendment to Article V, Section 2 of the Current Bylaws; (iii) a sub section entitled Vote Required similar to what exists in existing Proposal 2; (iv) a sub section entitled Recommendation of the Board of Directors similar to what exists in existing Proposal 2; and (v) a statement that Proposal 2 will be modified to reflect that the change to Article V, Section 2 is described and will be voted upon by the shareholders separately in Proposal 3. The Proxy Cards will also be revised to reflect new Proposal 3 and existing Proposals 3 and 4 will be renumbered as Proposals 4 and 5, respectively;

Please note that the Preliminary Proxy Statement contained an incorrect reference in Other Amendments sub item (vii) that described the procedure for Director Removal as being included in Article IV, Section 4 of Proposed Bylaws; the correct reference should have been Article V, Section 2 of the Current Bylaws, which can now be found in Article IV, Section 3 of the Proposed Bylaws. The Revised Preliminary Proxy Statement will set forth the procedure for Director Removal in Article IV, Section 3 of the Proposed Bylaws.

remainder of page intentionally left blank

2

SEC COMMENT #2

Proposal 2, page 16

Other Amendments, page 17

2.	SEC COMMENT: Please revise this section to disclose all proposed material changes to your bylaws. For example, you should disclose here the respective changes to the voting rights of Class A and B shareholders that will be enacted via Sections 2 and 3 of Article III of your revised bylaws.

RESPONSE: The Company has again conducted a thorough review of the referenced subsection entitled, Other Amendments, on page 17 of the Preliminary Proxy Statement. To address the Commission’s concerns the following changes have been made thereto, which will be included in the Revised Preliminary Proxy Statement:

(a)	The subsections have been renumbered to address additional material changes being added to Other Amendments;

(b)	A new subsection (ii) has been inserted which indicates that the election of Directors will be based on a majority of the votes cast by shareholders of the respective classes. See also Proposal 4;

(c)	A new subsection (iv) has been inserted that provides greater definition of the role and tenure of the Chairman of the Board;

(d)	A new subsection (xi) has been inserted that describes how shareholder lists may be made available to shareholders and other interested parties; and

(e)	A second paragraph has been added to Other Amendments which describe two additions to the Proposed Bylaws that are restatements of provisions already set forth in the Company’s Restated Certificate of Incorporation dated February 23, 1996 (copy attached for your convenience), namely: (i) how Class A and Class B Directors are elected by the respective classes of shares; and (ii) the weighted vote of the respective Class A and Class B Shares. Please note that these changes to the Bylaws have no effect to the voting rights of Class A and Class B Shareholders.

We now confirm that the Revised Preliminary Proxy Statement which is being simultaneously filed with the delivery of this letter contains all proposed material changes to its Current Bylaws.

To address other concerns raised by the Commission, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	SEC staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

After you have an opportunity to review this letter and the Revised Preliminary Proxy Statement, please advise the undersigned by written reply whether the Company has adequately addressed the Commission’s comments. To timely address the deadlines set forth in the Preliminary Proxy Statement and as previously discussed with Mr. Korvin, Esq. during a recent telephone conversation with the undersigned, we respectfully request that the Commission complete its review by January 12, 2016. Feel free to contact the undersigned with any questions.

Thank you for your prompt attention to this matter.

Sincerely yours,

/s/ George A. Rusk
George A. Rusk
Vice President
Ecology and Environment, Inc.

w/encl.

cc: w/encl.	Mr. David Korvin, SEC Staff Attorney, via e-mail David H. Alexander, Esq., Gross, Shuman, Brizdle, Gilfillan, P.C., via e-mail

4

NEW YORK BUSINESS CORPORATION LAW SEC. 706 – REMOVAL OF DIRECTORS

(a) Any or all of the directors may be removed for cause by vote of the shareholders. The certificate of incorporation or the specific provisions of a by-law adopted by the shareholders may provide for such removal by action of the board, except in the case of any director elected by cumulative voting, or by the holders of the shares of any class or series, or holders of bonds, voting as a class, when so entitled by the provisions of the certificate of incorporation.

(b) If the certificate of incorporation or the by-laws so provide, any or all of the directors may be removed without cause by vote of the shareholders.

(c) The removal of directors, with or without cause, as provided in paragraphs (a) and (b) is subject to the following:

(1) In the case of a corporation having cumulative voting, no director may be removed when the votes cast against his removal would be sufficient to elect him if voted cumulatively at an election at which the same total number of votes were cast and the entire board, or the entire class of directors of which he is a member, were then being elected; and

(2) When by the provisions of the certificate of incorporation the holders of the shares of any class or series, or holders of bonds, voting as a class, are entitled to elect one or more directors, any director so elected may be removed only by the applicable vote of the holders of the shares of that class or series, or the holders of such bonds, voting as a class.

(d) An action to procure a judgment removing a director for cause may be brought by the attorney-general or by the holders of ten percent of the outstanding shares, whether or not entitled to vote. The court may bar from re-election any director so removed for a period fixed by the court.

‘N. Y. S. DEPARTMENT OF STATE 162 WASHINGTON AVENUE
DIVISION OF CORPORATIONS AND STATE RECORDS ALBANY, NY 12231
FILING RECEIPT
ENTITY NAME : ECOLOGY AND ENVIRONMENT INC.
DOCUMENT TYPE : AMENDMENT (DOMESTIC BUSINESS) RESTATED COUNTY : ERIE
SERVICE COMPANY : VANGUARD CORPORATE SERVICES SERVICE CODE : 52
FILED : 05/01/1996 DURATION : ********* CASH : 960501000550 FILM : 960501000517
ADDRESS FOR PROCESS
REGISTERED AGENT
FILER
GROSS, SHUMAN, BRIZDLE
& GILFILLAN, P.C.
465 MAIN STREET, SUITE 600
BUFFALO, NY 14203
FEES 95.00 PAYMENTS 95.00
FILING : 60.00 CASH : 0.00
TAX : 0.00 CHECK : 0.00
CERT : 0.00 BILLED : 95.00
COPIES : 10.00
HANDLING : 25.00
REFUND : 0.00
DOS–1025 (11/89)

State of New York
Department of State } ss:
I hereby certify that I have compared the annexed copy of the original document filed by the Department of State and that the same is a correct transcript of said original.
Witness my hand and seal of the Department of State on May 07 1996
Secretary of State
State of New York
Department of State
DOS-200(Rev.1/95)

RESTATED CERTIFICATE OF INCORPORATION of
ECOLOGY AND ENVIRONMENT INC.
Under Section 807 of the Business Corporation Law
We, GERHARD J. NEUMAIER and RONALD L. FRANK, respectively, the President and the Secretary of ECOLOGY AND ENVIRONMENT INC., in accordance with Section 807 of the Business Corporation Law, do hereby certify:
1. The name of the Corporation is ECOLOGY AND ENVIRONMENT INC.
2. The Certificate of Incorporation was filed by the Department of State on February 20, 1970.
3. The Certificate of Incorporation, as now in full force and effect, is hereby amended to effect the following change authorized in Subdivision (b)(3) Section 801 of the Business Corporation Law: To change the location of the office of the Corporation as set forth in Article “THIRD” of this restated Certificate of Incorporation.
The Certificate of Incorporation is hereby restated to
set forth its entire text as amended as follows:
FIRST: The name of the Corporation is ECOLOGY AND ENVIRONMENT INC.
SECOND: The purpose for which it is formed are: To devise and market research, consulting services, and equipment in the fields of environmental and ecological sciences with present emphasis upon the problems of air, water and land pollution.
To utilize a multi-discipline approach in order to aid industry and governmental agencies in the establishment of effective pollution monitoring and abatement procedures, and to satisfy the ever increasing desire of industry and government to assess the ecological impact of a proposed activity.
To engage in any lawful act or activity for which corporations may be organized under Section 402 of the Business Corporation Law.
This Corporation is not formed to engage in any act or activity requiring the consent or approval of any state official, department, board, agency or other body without such consent or approval first being obtained.
THIRD: The office of the Corporation is to be located in the County of Erie, State of New York.
FOURTH: (a) The aggregate number of shares which the Corporation has the authority to issue is eighteen million (18,000,000) of the par value of one cent
($0.01) each. The shares shall be divided into 6,000,000 shares of Class A Common Stock (“Class A Common Stock”), $0.01 par value and 10,000,000 shares of Class B Common Stock (“Class B Common Stock”), $0.01 par value and 2,000,000 shares of Preferred Stock . (“Preferred Stock”), $0.01 par value.
(b) Preferred Stock may be issued from time to time in one or more series, and each series shall be so designated as to distinguish the shares thereof from the shares of all other series. All Preferred Stock shall be identical except as to the relative rights, preferences, and limitations below enumerated.
Authority is hereby expressly granted the Board of Directors to fix, subject to the provisions herein set forth, before the issuance of any shares of a particular series, the number of shares to be included in such series, the dividend rate per annum, the redemption price or prices, if any, and the terms and conditions of the redemption, any sinking fund provisions for the redemption or purchase of the shares of the series, the terms and conditions on which the shares are convertible, if they are convertible, and any other rights, preferences, and limitations pertaining to such series.
(c) The Class A Common Stock and the Class B Common Stock shall be identical in all respects and shall have equal rights and privileges, except as otherwise provided in this Article FOURTH.

(d) The relative rights, preferences, and limitations of the Class A and Class B Common Stock are as follows:
(1) Cash or Property Dividends. Subject to subparagraph (2), whenever a dividend is paid to the holders of Class B Common Stock, the Corporation shall also pay to the holders of Class A Common Stock a dividend per share at least equal to the dividend per share paid to the holders of the Class B Common Stock. The Corporation may pay dividends to holders of Class A Common Stock in excess of dividends paid, or without paying dividends, to holders of Class B Common Stock.
(2) Stock Dividends; Stock Subdivisions and Combinations.
(A) If at any time a dividend is to be paid in Class B Common Stock or Class A Common Stock such stock dividend may be declared and paid only as follows:
(i) so long as no Class A Common Stock have been issued and are outstanding, Class A Common Stock may be paid to holders of Class B Common Stock; or
(ii) so long as shares of both classes are issued and outstanding, Class A Common Stock may be paid only to holders of Class A Common Stock and Class B Common Stock may be paid only to holders of Class B Common Stock, and whenever a stock dividend is paid, the same number of shares shall be paid in respect of each outstanding Class A Common Stock or Class B Common Stock.
(B) The Corporation shall not combine or subdivide shares of either of such classes without at the same time making a proportionate combination or subdivision of shares of the other of such classes.
(3) Voting. The holders of Class B Common Stock shall have exclusive voting power prior to the issuance of Class A Common Stock and thereafter voting power shall be divided between such classes as follows:
(A) With respect to the election of directors, holders of Class A Common Stock voting as a separate class hall be entitled, subject to paragraph (d) (3) (H) of this Article FOURTH, to elect that number of directors which constitute 25% of the authorized number of members of the Board of Directors, and if such 25% is not a whole number, then the holders of Class A Common Stock shall be entitled to elect the nearest higher whole number of directors that is at least 25% of such membership. Holders of Class B Common Stock voting as a separate class shall be entitled, subject to paragraph (d)(3)(F) of this Article FOURTH, to elect the remaining directors.
(B) Directors elected by the holders of Class A Common Stock, voting as a separate class, and the directors elected by one or more other directors to fill vacancies created by the death, resignation or removal of directors elected by such class, shall be designated as “Class A Directors.” Directors elected by the holders of Class B Common Stock, voting as a separate class, and directors elected by one or more other directors to fill vacancies created by the death, resignation or removal of directors elected by such class, shall be designated as “Class B Directors.” Directors elected by the holders of Class A and Class B Common Stock, voting together as a single class pursuant to paragraph (d) (3) (F) or paragraph (d) (3) (H) of this Article FOURTH, and directors elected by one or more other directors to fill vacancies created by death, resignation or removal of directors so elected, shall be designated as “Joint Directors.”
(C) The holders of Class A Common Stock shall be entitled to vote as a separate class on the removal, with or without cause, of any Class A Director. Holders of Class B Common Stock shall be entitled to vote as a separate class on the removal, with or without cause, of any Class B Director. Holders of Class A and Class B Common Stock shall be entitled to vote together as a single class, as provided in paragraph (d)(3)(G) of Article FOURTH, on the removal, with or without cause, of any Joint Director.
. (D) The holders of the Class A Common Stock and the holders of the Class B Common Stock shall be entitled to vote as separate classes only (i) when required by law to do so irrespective of the limitations placed herein on the voting rights of such shareholders, or (ii) where a separate class vote is required by specific provision therefor in this Certificate of Incorporation. Holders of Class A Common Stock and Class B Common Stock shall vote as a single class, as provided for in paragraph (d) (3) (G) of this Article FOURTH, in order to amend this Certificate of Incorporation so as to increase or decrease the aggregate number of authorized shares of any class or classes, and no class vote of either class shall be required for such amendment.
(E) Any vacancy in the office of a Class A Director may be filled by a vote of holders of Class A Common Stock voting as a separate class. Any vacancy in the office of a Class B Director may be filled by a vote of holders of Class B Common Stock voting as a separate class. Any vacancy in the office of a Joint Director may be filled by a vote of holders of Class A and Class B Common Stock, voting together as a single class as provided for in paragraph (d)(3)(G) of this Article FOURTH. Notwithstanding anything in this paragraph (d)(3) of this Article FOURTH to the contrary, any vacancy in the office of a director of any class may be filled by the vote of the majority of the directors in such class, by the sole remaining director in such class or, in the event that there are no remaining directors in such class, by the vote of the majority of the other directors or by the sole remaining director in each instance, regardless of any quorum requirements set out in the By–Laws. Any director elected by some or all of the directors to fill a vacancy shall serve until the next Annual Meeting of Shareholders and until his or her successor has been elected and has qualified. If permitted by the By–Laws, the Board of Directors may increase the number of directors and any vacancy so created may be filled by the Board of Directors, provided that, so long as the holders of Class A Common Stock have the rights provided in paragraphs (d)(3)(A) and (d)(3)(E) of this Article FOURTH in respect of the last preceding Annual Meeting of Shareholders, the Board of Directors may be so enlarged by the Board of Directors only to the extent that at least 25% of the enlarged Board consists of Class A Directors.
(F) Holders of Class B Common Stock will not have the rights to elect directors set forth in paragraphs (d)(3)(A) and (d)(3)(E) of this Article FOURTH if, on the record date for the shareholder meeting at which such directors are to be elected, the number of issued and outstanding shares of Class B Common Stock is less than 12.5% of the aggregate number of issued and outstanding Class A Common Stock and Class B Common Stock. In such case, holders of Class A Common Stock voting as a separate class, shall have the right to elect 25% of the members of the Board of Directors as provided in paragraph (d)(3)(A) of this Article FOURTH, and holders of Class A Common Stock and holders of Class B Common Stock voting together as a single class shall be entitled to elect the remaining directors, provided that, with respect to said election, the holders of Class A Common Stock shall have one-tenth vote per share and holders of Class B Common Stock shall have one vote per share.
(G) The holders of Class A and Class B Common Stock shall in all matters not otherwise specified in this paragraph (d)(3) vote together as a single class, provided that in connection with such matters the holders of Class A Common Stock shall have one-tenth vote per share and the holders of Class B Common Stock shall have one vote per share.
(H) Holders of the Class A Common Stock will not have the rights to elect directors set forth in paragraphs (d)(3)(A) and (d)(3)(E) of this Article FOURTH if, on the record date for any shareholder meeting at which directors are to be elected, the number of issued and outstanding Class A Common Stock is less than 10% of the aggregate number of issued and outstanding Class A Common Stock and Class B Common Stock. In such case, all directors to be elected at such meeting shall be elected by holders of Class A Common Stock and Class B Common Stock voting together as a single class provided that, with respect to said election, the holders of Class A Common Stock shall have one-tenth vote per share and holders of Class B Common Stock shall have one vote per share.
(I) Notwithstanding anything in this subparagraph (d) (3) to the contrary, the holders of Class A Common Stock shall have exclusive voting power on all matters at any time when no Class B Common Stock are issued and outstanding, and the holders of Class B Common Stock shall have exclusive voting power on all matters at any time when no Class A Common Stock are issued and outstanding.
(4) Conversion.
(A) Voluntary Each holder of record of Class B Common Stock may at any time or from time to time, in such holder’s sole discretion and at such holder’s option, convert any whole number or all of such holder’s Class B Common Stock into fully paid and non-assessable Class A Common Stock at the rate (subject to adjustment as hereinafter provided) of one Class A Common Stock for each Class B Common Stock surrendered for conversion. Any such conversion may be effected by any holder of Class B Common Stock surrendering such holder’s certificate or certificates for the Class B Common Stock to be converted duly endorsed at the office of the Corporation or any transfer agent for the Class B Common Stock, together with a written notice to the Corporation at such office that such holder elects to convert all or a specified number of Class B Common Stock and stating the name or names in which such holder desires the certificate or certificates for such Class A Common Stock to be issued. Promptly thereafter, the Corporation shall issue and deliver to such holder or such holder’s nominee or nominees, a certificate or certificates for the number of Class A Common Stock to which such holder shall be entitled as aforesaid. Such conversion shall be deemed to have been made at the close of business at the date of such surrender and the person or persons entitled to receive the Class A Common Stock issuable on such conversion shall be treated for all purposes as the record holder or holders of such Class A Common Stock on that date.
Authorized but unissued Class A Common Stock, to the extent that such stock may be necessary to meet any exercise of the conversion privilege of issued and outstanding Class B Common Stock, shall be held in reserve by the Corporation, without the necessity of a declaration by the Directors to be issued only in satisfaction of the conversion privilege of the issued and outstanding Class B Common Stock. No Class B Common Stock may be issued unless the authorized but unissued and unreserved shares of Class A Common Stock are sufficient to satisfy the conversion privilege which will exist with respect to such Class B Common Stock when issued.
No fraction of a Class A Common Stock shall be issued on conversion of any Class B Common Stock, but in lieu thereof, the Corporation shall pay in cash therefor the pro rata fair market value of any such fraction. Such fair market value shall be based, in the case of publicly traded securities, on the last sale price of such securities on the business day next prior to the date such fair market value is to be determined (or, in the event no sale is made on that day, the average of the closing bid and asked prices for that day on the principal stock exchange on which Class A Common Stock are traded or, if the Class A Common Stock are not then listed on any national securities exchange, the average of the closing bid and asked prices for the day quoted by the NASDAQ SYSTEM) or, if not publicly traded, the fair market value on such day determined by a qualified independent appraiser expert in evaluating such securities and appointed by the Board of Directors of the Corporation. Any such determination of fair market value shall be final and binding on the Corporation and on each holder of Class B Common Stock or Class A Common Stock.
(B) Automatic. In the event a holder of Class B Common Stock sells, transfers or assigns some or all of said shares, those shares being sold, transferred or assigned shall automatically be converted into Class A Common Stock, on a one-to-one basis (subject to adjustment as hereinabove provided), except this automatic conversion shall not apply to any transfer (such as by, inter vivos, testamentary or by intestate succession) by a holder of Class B Common Stock to (i) an immediate family member (i.e. a spouse, lineal heir, or the brother or sister of said holder) or (ii) a trust created for the sole benefit of said person(s) or (iii) an existing holder of Class B Common Stock. In addition, should a holder of Class B Common Stock pledge or hypothecate those shares and the pledgee or holder of said shares request the transfer of ownership of the shares so pledged or hypothecated, the said shares shall be automatically converted into Class A Common Stock as hereinabove provided.
(5) Liquidation.
In the event of any liquidation, dissolution or winding up of the Corporation, the holders of the Class A Common Stock and the holders of the Class B Common Stock shall participate equally per share in any distribution to shareholders, without distinction between classes.
FIFTH: The Secretary of State is designated as the agent of the Corporation upon whom process against the Corporation may be served. The post office address to which the Secretary of State shall mail a copy of any process against the Corporation served upon him is: Ecology and Environment Inc., 368 Pleasantview Drive, Lancaster, New York 14086.
SIXTH: The name and address of the registered agent which is to be the agent of the Corporation upon whom process against it may be served is Ronald L. Frank, 368 Pleasantview Drive, Lancaster, New York 14086.
SEVENTH: No shareholder of this Corporation shall have a pre-emptive right because of his shareholdings to have first offered to him any part of any of the presently authorized shares of this Corporation hereafter issued, optioned, or sold, or any part of any debentures, bonds, notes, or securities of this Corporation convertible into shares hereafter issued, optioned, or sold by the Corporation. This provision shall operate to defeat rights in all shares and classes of shares and securities convertible into shares which this Corporation may be hereafter authorized to issue by any amended certificate duly filed. Thus, any and all of the shares of this Corporation presently authorized, and any and all debentures, bonds, notes, or securities of this Corporation convertible into shares and any and all of the shares of this Corporation which may hereafter be authorized, may at any time be issued, optioned, and contracted for sale, and/or issued, optioned, and contracted for sale, and/or sold and disposed of by direction of the Board of Directors of this Corporation to such persons, and upon such terms and conditions as may to the Board of Directors seem proper and advisable, without first offering the said shares or securities or any part of the said shares or securities to existing shareholders.
EIGHTH: To the fullest extent permitted by the New York Business Corporation Law, as the same exists or may thereafter be amended, a Director of this Corporation shall not be liable to the Corporation or its shareholders for damages for breach of fiduciary duty as a Director.
4. This restatement of the Certificate of Incorporation was authorized by the Board of Directors at a meeting duly held.
IN WITNESS WHEREOF, we have made and subscribed this Certificate on the 23rd day of February, 1996 and the statements contained herein are affirmed as true under penalties of perjury.
Gerhard J. Neumaier
President
Ronald L. Frank
Secretary

F960501000517
RESTATED CERTIFICATE OF INCORPORATION of ECOLOGY AND ENVIRONMENT INC.
Under Section 807 of the Business Corporation Law
STATE OF NEW YORK
DEPARTMENT OF STATE
MAY 01 1996
FILED
TAX$ 0
BY
ERIE
BILLED
RECEIVED APR 23 | 23 ‘96
RECEIVED MAY 23 | ||12 ‘96
GROSS, SHUMAN. BRIZDLE
& GILFILLAN, P.C.
465 Main Street, Suite 600
Buffalo, NY 14203
716-854-4300·
960501000550